Mail Stop 6010
Via Facsimile and U.S. Mail

November 18, 2008

Mr. Andrew G. Barnett
Chief Executive Officer
The Center for Wound Healing, Inc.
155 White Plains Road
Tarrytown, NY 10591

      Re: The Center for Wound Healing, Inc.
                Form 10-KSB for Fiscal Year Ended June 30, 2007
                File No.: 000-51317

Dear Mr. Jurgensen:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

          Sincerely,

          Carlton E. Tartar
          Branch Chief